Exhibit 99.1

Lufax Reports First Quarter 2021 Unaudited Financial Results

SHANGHAI, China, April 27, 2021 — Lufax Holding Ltd (“Lufax” or the “Company”) (NYSE: LU), a leading technology-empowered personal financial services platform in China, today announced its unaudited financial results for the first quarter ended March 31, 2021.

First Quarter 2021 Financial Highlights

•	Total income increased by 16.9% to RMB15,251 million (US$2,328 million) in the first quarter of 2021 from RMB13,046 million in the same period of 2020.

•	Net profit increased by 18.7% to RMB4,969 million (US$758 million) in first quarter of 2021 from RMB4,185 million in the same period of 2020

(In millions except percentages, unaudited)	Three Months Ended March 31,
	2020	2021		YoY
	RMB	RMB	USD
Total income	13,046	15,251	2,328	16.9%
Total expenses	(7,284)	(8,530)	(1,302)	17.1%
Total expenses excluding credit impairment losses, financial costs and other losses	(6,407)	(7,055)	(1,077)	10.1%
Credit impairment losses	(502)	(1,053)	(161)	109.8%
Financial costs and other losses, net	(375)	(422)	(64)	12.5%
Net profit	4,185	4,969	758	18.7%
Net margin	32.1%	32.6%	32.6%	1.6%

First Quarter 2021 Operational Highlights

Retail credit facilitation business:

•	Outstanding balance of loans facilitated increased by 15.1% to RMB582.6 billion (US$88.9 billion) as of March 31, 2021, from RMB506.3 billion as of March 31, 2020.

•	Cumulative number of borrowers increased by 17.1% to approximately 15.1 million as of March 31, 2021, from approximately 12.9 million as of March 31, 2020.

•	During the first quarter of 2021, excluding the consumer finance subsidiary, 75.7% of new loans facilitated were disbursed to small business owners, up from 65.9% in the same period of 2020.

•

As of March 31, 2021, excluding the consumer finance subsidiary, outstanding balance of loans facilitated with guarantees from third-party insurance partners accounted for 86.8% of the total outstanding balance of loans facilitated, a decrease from 95.1% as of March 31, 2020.

•	During the first quarter of 2021, excluding the consumer finance subsidiary, the Company bore risk on 12.5% of new loans facilitated, up from 1.3% in the same period of 2020.

•

For the first quarter, the Company’s retail credit facilitation revenue take rate[1] based on loan balance rebounded from 9.1% for the fourth quarter of 2020 to 10.0%, as compared to 10.3% for the first quarter of 2020.

•

Despite the planned reduction in APRs starting from September 2020, the Company has maintained its solid business growth. New loans facilitated increased by 17.3% to RMB172.4 billion (US$26.3 billion) in the first quarter of 2021 from RMB147.0 billion in the same period of 2020. High quality borrowers[2] contributed 65.9% of the new general unsecured loans facilitated in the first quarter of 2021 as compared to 58.7% in the same period of 2020.

•

C-M3 flow rates[3] for the total loans the Company had facilitated were 0.4% in the first quarter of 2021, as compared to peak of 1.0% in February 2020 during the COVID-19 pandemic in China. Flow rates for the general unsecured loans the Company had facilitated were 0.5% in the first quarter of 2021, as compared to peak of 1.0% in February 2020 during the COVID-19 pandemic in China. Flow rates for the secured loans the Company had facilitated were 0.1% in the first quarter of 2021, as compared to peak of 0.7% in February 2020 during the COVID-19 pandemic in China.

•

Days past due (“DPD”) 30+ delinquency rate[4] for the total loans the Company had facilitated stabilized at 2.0% as of March 31, 2021, identical to the rate as of December 31, 2020. DPD 30+ delinquency rate for general unsecured loans stabilized at 2.3% as of March 31, 2021, identical to the rate as of December 31, 2020. DPD 30+ delinquency rate for secured loans improved to 0.6% as of March 31, 2021, down from 0.7% as of December 31, 2020.

•

DPD 90+ delinquency rate[5] for the total loans facilitated improved to 1.1% as of March 31, 2021, from 1.2% as of December 31, 2020. DPD 90+ delinquency rate for general unsecured loans improved to 1.2% as of March 31, 2021, from 1.3% as of December 31, 2020. DPD 90+ delinquency rate for secured loans improved to 0.3% as of March 31, 2021, from 0.4% as of December 31, 2020.

Wealth management business:

•	Total number of registered users grew to 46.5 million as of March 31, 2021, from 44.3 million as of March 31, 2020.

•	Total number of active investors grew to 14.8 million as of March 31, 2021, from 12.6 million as of March 31, 2020.

[1]

The take rate of retail credit facilitation business is calculated by dividing the aggregated amount of retail credit facilitation service fee, net interest income, guarantee income and the penalty fees and account management fees by the average outstanding balance of loans facilitated for each period.

[2]

High quality borrowers refer to G1-G3 borrowers. The Company groups its qualified borrowers into eight risk levels, with G1 representing the lowest risk and G8 representing the highest risk among qualified borrowers. A borrower’s risk level is determined based on two primary considerations. The first is credit risk score, modeled using statistical techniques and based on the records of the Credit Reference Center of the People’s Bank of China and the borrower’s prior records such as repayment, delinquency and application histories. The other consideration takes into account the customer’s assets, such as residential property, vehicle and insurance policies. Borrowers with higher credit risk scores and better assets will be assigned a lower risk level.

[3]

Flow rate estimates the percentage of current loans that will become non-performing at the end of three months, and is defined as the product of (i) the loan balance that is overdue from 1 to 29 days as a percentage of the total current loan balance of the previous month, (ii) the loan balance that is overdue from 30 to 59 days as a percentage of the loan balance that was overdue from 1 to 29 days in the previous month, and (iii) the loan balance that is overdue from 60 to 89 days as a percentage of the loan balance that was overdue from 30 days to 59 days in the previous month. Loans from legacy products and consumer finance subsidiary are excluded from flow rate estimation.

[4]

DPD 30+ delinquency rate refers to the outstanding balance of loans for which any payment is 30 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from calculation.

[5]

DPD 90+ delinquency rate refers to the outstanding balance of loans for which any payment is 90 to 179 calendar days past due divided by the outstanding balance of loans. Loans from legacy products and consumer finance subsidiary are excluded from calculation.

•	Total client assets grew by 18.7% to RMB421.1 billion (US$64.3 billion) as of March 31, 2021, from RMB354.8 billion as of March 31, 2020.

•	Client assets in the Company’s current products (excluding legacy products6) increased by 48.0% to RMB417.1 billion (US$63.7 billion) as of March 31, 2021, from RMB281.8 billion as of March 31, 2020.

•	As of March 31, 2021, legacy products accounted for 0.9% of total client assets, down from 20.6% as of March 31, 2020.

•	12-month investor retention rate as of March 31, 2021 slightly increased to 96.6% from 94.3% as of March 31, 2020.

•	Contribution to total client assets from customers with investments of more than RMB300,000 on the Company’s platform increased to 76.3% as of March 31, 2021, from 74.1% as of March 31, 2020.

•

During the first quarter of 2021, the annualized take rate[7] for current products and services on the Company’s wealth management platform was 28.2 bps, up from 25.7 bps during the first quarter of 2020.

Mr. Ji Guangheng, Chairman of Lufax, commented, “Thanks to our careful navigation through the recent regulatory uncertainty, we were able to position ourselves favorably to execute our growth strategy in alignment with policy direction to produce strong results for the first quarter. With increased transparency in policy, we are able to confidently push forward with our mission to responsibly and compassionately serve small businesses and underbanked customers, while facilitating the growth of China’s real economy. We’ve now provided financing services to more than 15 million cumulative customers with an outstanding loan balance of more than RMB580 billion as of March 31, 2021. Our results have given us confidence that even as we transition our business to meet regulatory requirements, we can continue to sustain solid profit growth for our investors.”

Mr. Gregory Gibb, Co-Chief Executive Officer of Lufax, commented, “We produced strong results for the first quarter, exceeding our guidance while delivering strong top- and bottom-line growth. This was driven by a significant rebound in our retail credit facilitation unit economics, as we were able to achieve a 10.0% take rate based on loan balance in the first quarter, all while keeping our APR for new borrowers below 24%. Meanwhile, we made good progress with our funding and insurance partners on our risk-sharing model, as we saw our outstanding balance of loans facilitated (excluding the consumer finance subsidiary) with guarantees from third-party partner decrease from 95.1% a year ago to 86.8% for this quarter. Looking forward, we plan to prioritize the growth of unsecured loans over secured loans, as unsecured loans provide higher operating margins but smaller ticket sizes and continue improving our technology deployment to enhance our O2O sales productivity and achieve greater operating efficiency. We have already begun to integrate lending and wealth client sourcing within third party channels and will move to an integrated APP for all services during this year”

Mr. James Zheng, Chief Financial Officer of Lufax, commented, “Driven by robust volume, lower funding costs, lower insurance premiums, and improved operating efficiency, our total income increased by 16.9% year over year to RMB15.3 billion and net profit grew by 18.7% to RMB5.0 billion. Although our total expenses grew by 17.1% year over year to RMB8.5 billion, total expenses excluding credit impairment losses, financial costs and other losses grew by only 10.1% as a result of improved operating efficiencies across most of our business segments. We expect to maintain the momentum in our income growth and margin expansion for the remainder of 2021 as our underlying unit economics continue to strengthen.”

[6]

Legacy products of wealth management business refer to a variety of products and related services that the Company has historically offered but no longer offers, primarily due to shifts in strategy and regulatory requirements. Legacy products are primarily comprised of certain types of structured alternative products originated from financial institutions and peer-to-peer platforms.

[7]

The take rate of wealth management business is calculated by dividing total wealth management transaction and service fees for current products by average client assets in the Company’s current products.

First Quarter 2021 Financial Results

TOTAL INCOME

Total income increased by 16.9% to RMB15,251 million (US$2,328 million) in the first quarter of 2021 from RMB13,046 million in the same period of 2020. The Company’s revenue mix changed with the evolution of its business model as it started to gradually bear more credit risk and increased funding from consolidated trust plans that providing lower funding costs.

	Three Months Ended March 31,
(In millions except percentages, unaudited)	2020		2021		YoY
	RMB	% of income	RMB	% of income
Technology platform-based income	11,079	84.9%	10,290	67.5%	(7.1%)
Retail credit facilitation service fees	10,670	81.8%	9,665	63.4%	(9.4%)
Wealth management transaction and service fees	409	3.1%	625	4.1%	52.8%
Net interest income	1,375	10.5%	2,911	19.1%	111.7%
Guarantee income	79	0.6%	551	3.6%	597.5%
Other income	304	2.3%	1,039	6.8%	241.8%
Investment income	226	1.7%	490	3.2%	116.8%
Share of net profits of investments accounted for using the equity method	(17)	(0.1%)	(30)	(0.2%)	76.5%

Total income	13,046	100%	15,251	100%	16.9%

•

Technology platform-based income decreased by 7.1% to RMB10,290 million (US$1,571 million) in the first quarter of 2021 from RMB11,079 million in the same period of 2020 due to the decrease in retail credit facilitation service fees, partially offset by the increase in wealth management transaction and service fees.

•

Retail credit facilitation service fees decreased by 9.4% to RMB9,665 million (US$1,475 million) in the first quarter of 2021 from RMB10,670 million in the same period of 2020, mainly due to a change in revenue mix driven by the evolution of the Company’s risk-sharing business model.

•

Wealth management transaction and service fees increased by 52.8% to RMB625 million (US$95 million) in the first quarter of 2021 from RMB409 million in the same period of 2020. The increase was mainly driven by: (i) the year-over-year increase in fees generated from the Company’s current products; and (ii) revenue recognition due to accelerated run-off of P2P products.

•

Net interest income increased by 111.7% to RMB2,911 million (US$444 million) in the first quarter of 2021 from RMB1,375 million in the same period of 2020, mainly as a result of the Company’s increased usage of trust funding channels that are consolidated by the Company. As of March 31, 2021, the Company’s on-balance sheet loans accounted for 24.7% of its total loan balance under management as compared to 14.0% as of March 31, 2020.

•

Guarantee income increased by 597.5% to RMB551 million (US$84 million) in the first quarter of 2021 from RMB79 million in the same period of 2020, primarily due to the increase in the loans for which the Company bears credit risk.

•

Other income increased by 241.8% to RMB1,039 million (US$159 million) in the first quarter of 2021 from RMB304 million in the same period of 2020, mainly due to the increase of account management fees, collections and other value added service fees charged to our credit enhancement partners as part of retail credit facilitation process.

•

Investment income increased by 116.8% to RMB490 million (US$75 million) in the first quarter of 2021 from RMB226 million in the same period of 2020, mainly due to the increase of return on investments in financial assets.

TOTAL EXPENSES

Total expenses increased by 17.1% to RMB8,530 million (US$1,302 million) in the first quarter of 2021 from RMB7,284 million in the same period of 2020. Total expenses excluding credit impairment losses, financial costs and other losses increased by only 10.1% to RMB7,055 million (US$1,077 million) in the first quarter of 2021 from RMB6,407 million in the same period of 2020 due to the cost optimization in multiple areas.

•	Sales and marketing expenses increased by 5.5% to RMB4,233 million (US$646 million) in the first quarter of 2021 from RMB4,014 million in the same period of 2020.

•

Borrower acquisition expenses increased by 0.2% to RMB2,627 million (US$401 million) in the first quarter of 2021 from RMB2,623 million in the same period of 2020. The growth rate of sales and marketing expenses was lower than that of new loan facilitated, which was mainly due to the increased sales productivity and decreased sales commissions.

•

Investor acquisition and retention expenses decreased by 40.9% to RMB117 million (US$18 million) in the first quarter of 2021 from RMB198 million in the same period of 2020 mainly due to improved efficiency in the Company’s investor acquisition and retention.

•

General sales and marketing expenses increased by 24.8% to RMB1,489 million (US$227 million) in the first quarter of 2021 from RMB1,193 million in the same period of 2020, primarily due to the lower base in the first quarter of 2020 as a result of postponing certain marketing campaigns during the COVID-19 outbreak.

•

General and administrative expenses increased by 24.1% to RMB854 million (US$130 million) in the first quarter of 2021 from RMB688 million in the same period of 2020, mainly due to the lower base in first quarter of 2020, and headcount expansion in the first quarter of 2021 to support new business development including the consumer finance business.

•

Operation and servicing expenses increased by 17.7% to RMB1,521 million (US$232 million) in the first quarter of 2021 from RMB1,292 million in the same period of 2020, primarily due to increased operating expenses driven by the increase of consolidated trust plans and increased payment processing expenses as a result of the expanded loan repayment volume.

•

Technology and analytics expenses increased by 8.2% to RMB447 million (US$68 million) in the first quarter of 2021 from RMB413 million in the same period of 2020, mainly due to the continued investment in technology research and development.

•

Credit impairment losses increased by 109.8% to RMB1,053 million (US$161 million) in the first quarter of 2021 from RMB502 million in the same period of 2020, due to the increase in the proportion of credit risks borne by the Company as a result of its continued migration to a risk-sharing model while the credit quality indicators continued to stabilize and in some cases improve substantially from one year previously.

•	Finance costs decreased by 36.3% to RMB284 million (US$43 million) in the first quarter of 2021 from RMB446 million in the same period of 2020, mainly due to the decrease in borrowing costs.

NET PROFIT

Net profit increased by 18.7% to RMB4,969 million (US$758 million) in the first quarter of 2021 from RMB4,185 million in the same period of 2020 driven by the aforementioned factors as well as a reduction in the effective tax rate to 26% from 27% in the same period of 2020.

EARNINGS PER ADS

Basic and diluted earnings per American Depositary Share (“ADS”) were RMB2.09 (US$0.32) and RMB1.96 (US$0.30), respectively in the first quarter of 2021.

BALANCE SHEET

The Company had RMB24,513 million (US$3,741 million) in cash at bank as of March 31, 2021, as compared to RMB24,159 million as of December 31, 2020.

Business Outlook

For the second quarter of 2021, as the Company prioritizes improvement in its loan mix and unit economics, it expects its new loans facilitated to grow by 6% to 13% year over year to the range of RMB145.0 billion to RMB155.0 billion, and client assets to grow by 9% to 12% year over year to the range of RMB410.0 billion to RMB420.0 billion. At the same time, as the Company strives to maintain its growth momentum and improve its operating efficiency, it expects its total income to grow by 18% to 20% year over year to the range of RMB14.9 billion to RMB15.1 billion, and net profit to grow by 20% to 26% year over year to the range of RMB3.7 billion to RMB3.9 billion. As previously disclosed, the Company’s quarterly financial results are subject to seasonality and fluctuation resulting from accounting treatment. However, as the Company’s underlying unit economics improve, the aforementioned guidance translates into an estimated year-over-year net profit growth of 19% to 22% for the first half 2021, a level which the Company believe should be sustainable for the remainder of the year.

For the first half of 2021, the Company expects its new loans facilitated to grow by 12% to 15% year over year to the range of RMB317.4 billion to RMB327.4 billion, client assets to grow by 9% to 12% year over year to the range of RMB410.0 billion to RMB420.0 billion, total income grow by 17% to 18% year over year to the range of RMB30.2 billion to RMB30.4 billion, and net profit grow by 19% to 22% year over year to range of RMB8.7 billion to RMB8.9 billion.

These forecasts reflect the Company’s current and preliminary views on the market and operational conditions, which are subject to changes.

Conference Call Information

The Company’s management will hold an earnings conference call at 9:00 P.M. U.S. Eastern Time on Monday, April 26, 2021 (9:00 A.M. Beijing Time on Tuesday, April 27, 2021) to discuss the financial results. For participants who wish to join the call, please complete online registration using the link provided below in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique access PIN, which can be used to join the conference call.

Registration Link: http://services.choruscall.ca/DiamondPassRegistration/register?confirmationNumber=544437&linkSecurityString=bc690d06

A replay of the conference call will be accessible through May 3, 2021, (dial-in numbers: +1 (800) 319-6413 or +1 (604) 638-9010; replay access code: 544437). A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.lufaxholding.com.

About Lufax

Lufax Holding Ltd is a leading technology-empowered personal financial services platform in China. Lufax Holding Ltd primarily utilizes its customer-centric product offerings and offline-to-online channels to provide retail credit facilitation services to small business owners and salaried workers in China as well as tailor-made wealth management solutions to China’s rapidly growing middle class. The Company has implemented a unique, capital-light, hub-and-spoke business model combining purpose-built technology applications, extensive data, and financial services expertise to effectively facilitate the right products to the right customers.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.5518 to US$1.00, the rate in effect as of March 31, 2021 as certified for customs purposes by the Federal Reserve Bank of New York.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Lufax’s beliefs and expectations, are forward-looking statements. Lufax has based these forward-looking statements largely on its current expectations and projections about future events and financial trends, which involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. These forward-looking statements include, but are not limited to, statements about Lufax’s goals and strategies; Lufax’s future business development, financial condition and results of operations; expected changes in Lufax’s income, expenses or expenditures; expected growth of the retail credit facility and wealth management markets; Lufax’s expectations regarding demand for, and market acceptance of, its services; Lufax’s expectations regarding its relationship with borrowers, platform investors, funding sources, product providers and other business partners; general economic and business conditions; and government policies and regulations relating to the industry Lufax operates in. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Lufax’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lufax does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Lufax Holding Ltd

Email: Investor_Relations@lu.com

ICR Inc.

Jack Wang

Tel: +1 (646) 318-0546

Email: lufax.ir@icrinc.com

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED INCOME STATEMENTS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	USD
Technology platform-based income	11,078,975	10,290,119	1,570,579
Retail credit facilitation service fees	10,670,237	9,665,145	1,475,189
Wealth management transaction and service fees	408,738	624,974	95,390
Net interest income	1,374,601	2,910,924	444,294
Guarantee income	78,862	551,375	84,156
Other income	304,432	1,038,556	158,515
Investment income	226,412	489,706	74,744
Share of net profits of investments accounted for using the equity method	(17,046)	(29,883)	(4,561)

Total income	13,046,236	15,250,797	2,327,727

Sales and marketing expenses	(4,013,937)	(4,233,269)	(646,123)
General and administrative expenses	(688,354)	(853,705)	(130,301)
Operation and servicing expenses	(1,291,695)	(1,521,187)	(232,178)
Technology and analytics expenses	(412,768)	(446,593)	(68,163)
Credit impairment losses	(502,145)	(1,053,250)	(160,757)
Finance costs	(446,191)	(284,092)	(43,361)
Other gains/(losses) - net	70,708	(137,966)	(21,058)

Total expenses	(7,284,382)	(8,530,062)	(1,301,941)

Profit before income tax expenses	5,761,854	6,720,735	1,025,785
Income tax expenses	(1,576,494)	(1,752,106)	(267,424)

Net profit for the period	4,185,360	4,968,629	758,361

Net profit/(loss) attributable to:
Owners of the Group	4,189,344	4,995,358	762,441
Non-controlling interests	(3,984)	(26,729)	(4,080)

Net profit for the period	4,185,360	4,968,629	758,361

Earnings per share
-Basic earnings per share	3.86	4.18	0.64

-Diluted earnings per share	3.84	3.91	0.60

-Basic earnings per ADS		2.09	0.32

-Diluted earnings per ADS		1.96	0.30

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share data, or otherwise noted)

	As of December 31,	As of March 31,
	2020	2021
	RMB	RMB	USD
Assets
Cash at bank	24,158,568	24,513,433	3,741,481
Restricted cash	23,029,588	27,302,318	4,167,148
Financial assets at fair value through profit or loss	34,423,897	32,538,543	4,966,352
Financial assets at amortized cost	6,563,969	9,072,180	1,384,685
Financial assets purchased under reverse repurchase agreements	700,007	1,653,749	252,411
Accounts and other receivables and contract assets	23,325,978	22,906,703	3,496,246
Loans to customers	119,825,814	145,535,553	22,213,064
Deferred tax assets	3,358,664	2,909,251	444,038
Property and equipment	424,043	395,791	60,410
Investments accounted for using the equity method	489,931	460,757	70,325
Intangible assets	1,882,462	1,876,553	286,418
Right-of-use assets	973,547	888,698	135,642
Goodwill	9,046,830	9,046,830	1,380,816
Other assets	686,949	827,862	126,356

Total assets	248,890,247	279,928,221	42,725,392

Liabilities
Payable to platform users	9,114,906	6,796,913	1,037,412
Borrowings	10,315,445	14,800,491	2,258,996
Current income tax liabilities	2,610,610	2,833,812	432,524
Accounts and other payables and contract liabilities	5,483,757	4,439,580	677,612
Payable to investors of consolidated structured entities	110,367,718	134,838,516	20,580,377
Financial guarantee liabilities	748,674	1,111,407	169,634
Deferred tax liabilities	5,733,733	5,295,234	808,211
Lease liabilities	979,419	895,580	136,692
Convertible promissory note payable	10,117,188	10,354,912	1,580,468
Optionally convertible promissory notes	7,530,542	7,708,322	1,176,520
Other liabilities	2,736,934	2,693,251	411,070

Total liabilities	165,738,926	191,768,018	29,269,516

Equity
Share capital	77	77	12
Share premium	33,213,426	33,213,426	5,069,359
Treasury shares	(2)	(2)	—
Other reserves	7,418,710	7,457,739	1,138,273
Retained earnings	40,927,597	45,922,955	7,009,212

Total equity attributable to owners of the Company	81,559,808	86,594,195	13,216,856

Non-controlling interests	1,591,513	1,566,008	239,020

Total equity	83,151,321	88,160,203	13,455,876

Total liabilities and equity	248,890,247	279,928,221	42,725,392

LUFAX HOLDING LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands, except share data, or otherwise noted)

	Three Months Ended March 31,
	2020	2021
	RMB	RMB	USD
Net cash generated from operating activities	2,924,889	1,784,388	272,351
Net used in investing activities	(1,553,721)	(3,840,244)	(586,136)
Net cash generated from/(used in) financing activities	(324,388)	1,922,448	293,423
Effects of exchange rate changes on cash and cash equivalents	(9,216)	23,707	3,618

Net increase/(decrease) in cash and cash equivalents	1,037,564	(109,701)	(16,744)
Cash and cash equivalents at the beginning of the period	7,312,061	23,785,651	3,630,399

Cash and cash equivalents at the end of the period	8,349,625	23,675,950	3,613,655